INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

January 28, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of Victoria 1522 Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos of the staff of the Securities and Exchange Commission (the "Commission") by telephone on January 19, 2011, for the Victoria 1522 Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 125 filed concurrently with this correspondence.

PROSPECTUS

Page 1 - Summary Section (Investment Objective)

1.	Delete the second & third sentences: “There is no assurance that the Fund will achieve its objective. The Fund’s investment objective may be changed without shareholder approval”.

RESPONSE: The sentences have been deleted.

Page 2 - Summary Section (Principal Investment Strategies)

2.	Delete “or other comparable indices” or insert the exact indices name.

RESPONSE:  “other comparable indices” has been deleted.

3.
If derivative instrument (index futures, swaps and currency forwards) are not the Fund’s principal investment strategies, delete in the “Summary Section”. If derivative instruments are the Fund’s principal investment strategies, please add index future risk, swaps risk and currency forward risk in the Principal Risk Section.

RESPONSE:  The Registrant represents that derivative instruments are not the Fund’s principal investment strategies and therefore the derivative instrument language has been deleted from the Principal Investment Strategies in “Summary Section”.  Additionally, the derivative risks are not added in the “Principal Risk” section.

Page 3 - Summary Section (Principal Risks of Investing)

4.	Please add “Currency Risk”.

RESPONSE:  The following “Currency Risk” has been added:  Currency Risk: Foreign (non-U.S.) securities that trade in, and receive revenues in, foreign (non-U.S.) currencies are subject to the risk that those currencies will decline in value relative to the U.S. Dollar or, in the case of hedging positions, that the U.S. Dollar will decline in value relative to the currency being hedged.

Page 4 - Summary Section (Performance)

5.	Delete “since inception” footnote below the “Average Annual total Returns” table and add “since inception” in the table.

RESPONSE:  The footnote has been deleted and since inception date has been added in the column heading.

6.	Delete “Index returns do not reflect deduction for fees, expenses or taxes” footnote below the “Average Annual total Returns” table and add the same footnote in the table.

RESPONSE:  The footnote has been deleted. Similar footnote has been added in the table next to the index.

7.	Delete the footnotes (1), (2) and (3) below the “Average Annual total Returns” table.

RESPONSE:  The footnotes have been deleted.

8.	Provide brief narrative explanation why the second and third benchmarks are relevant.

RESPONSE:  The explanations have been added in the first paragraph below the “Performance” section as follow: “The table below illustrates how the Fund’s average annual total returns for the periods indicated compare with the MSCI Emerging Markets Index which the Fund’s advisor considers to be a standard performance benchmark for the Fund’s relative performance.  Performance information for the MSCI Emerging Market + Frontier Index and the MSCI Emerging Markets Investable Market (IMI) Index is also provided since the Fund may invest in frontier economies and small capitalization stocks, which are outside of the range of companies included in the standard performance benchmark.

Page 10 – Management of the Fund (Portfolio Manager)

9.	Provide portfolio manager’s business experience since 2006.

RESPONSE: Portfolio Manager’s business experience since 2006 has been added.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

1.	Include NASDAQ symbols for the Fund.

RESPONSE:  NASDAQ symbols for Advisor Class and Institutional Class have added on the cover page.

Page B-26 –Compensation

2.	Please insert the number of funds in the Trust at the end of fiscal year end.

RESPONSE:  The number of funds in the Trust at the end of fiscal year end has been added in the table.

Page B-38 – Portfolio Holding Information

1.	Please explain the arrangements between ongoing reporting and non-ongoing reporting (state frequency with lag time).

RESPONSE:  The following paragraph has been added in the “Portfolio  Holding Information”:  Current Arrangements Regarding Disclosure of Portfolio Holdings  As of December 31, 2010, the Trust or the Fund has on-going business arrangements with the following entities which involve making portfolio holdings information available to such entities as an incidental part of the services they provide to the Trust:  (i) the Advisor, the Trust's Co-Administrators and the Custodian pursuant to investment management, administration and custody agreements, respectively, under which the Trust’s portfolio holdings information is provided daily on a real-time basis; (ii) accountants, attorneys and other professionals engaged by the Trust to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information, and (iii) Morningstar, Inc., Lipper Inc., Thomson Financial, Vickers, and Bloomberg L.P., to which the Fund’s portfolio holdings information is provided quarterly after the end of the previous fiscal quarter, with a 60-day time lag and no earlier than the date such information is filed on the SEC’s EDGAR system on Form N-Q (for the first and third fiscal quarters) or the Annual or Semi-Annual Report is mailed to shareholders (for the second and fourth fiscal quarters), as applicable.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109